

Mail Stop 7010

July 17, 2006

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re: Alternative Construction Company, Inc.
Registration Statement on Form SB-2
Amended June 21, 206
File No. 333-128191

Dear Mr. Hawkins:

        We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose whether the information on the website www.sipstech.com is part of your prospectus.

2. Please update your financial statements and related disclosures to the period ended June 30, 2006, if available.

Summary, page 5

3. Please briefly describe Alternative Construction Technologies Corporation's business prior to being purchased by Alternative Construction Company. We note the disclosure in the first paragraph on page 22.

Risk Factors, page 7

4. We note your response to our prior comment 7. However, you continue to refer to the audit report for your Predecessor's financial statements instead of the audit report for your financial statements. Please revise as appropriate.

Cash and Sources of Liquidity, page 18

5. Your supplemental response to comment 16 of our April 25, 2006 letter appears to differ from the disclosure in the fourth paragraph on page 18. Please advise.

Regulatory Matters, page 23

6. We note your response to comment 18 of our April 25, 2006 letter. However, the first sentence in this section states "Our business is subject to federal and state laws and regulations adopted to protect the builders and end users of residential and commercial construction." Please advise.

Product Distribution and Customers, page 24

7. We partially reissue comment 19 of our April 25, 2006 letter. Please disclose the material terms of your distributor agreements such as the territory covered by each agreement. We note your statement under the Marketing section that you pay each distributor a percentage of the gross revenue for all shipments that occur within the United States.

8. We do not understand your supplemental response to comment 20 of our April 25, 2006 letter that you have deleted reference to SouthEast Modular in the filing. On page 25 you state "Based upon projected orders forecast from SouthEast Modular, Nelson LC, and New Century Structures, Inc., ACC has projected a conservative 30% annual growth in the educational market, representing just 1.3% of the Florida educational capital improvement budget over the next five years." Please advise and elaborate on your relationship with New Century Structures, Inc.

9. Please disclose your entire supplemental response to prior comment 21 in the prospectus. Specifically, please disclose that the panels sold and shipped in 2005 were to Mexico and Kazakhstan and were one time sample orders.

Suppliers, page 25

10. We do not understand your response to comment 25 of our April 25, 2006 letter that you have removed reference to Dow Chemical as the reference remains. Also, please disclose that you pay Dow Chemical on an order by order basis in cash in order to receive discounted terms.

11. Exhibit 10.23 does not appear to reflect a guarantee of Michael Hawkins or Avante Holding Group, Inc. Please advise.

Marketing, page 26

12. We do not understand your statement here that you have "two International Distributors and no Domestic Distributors" in light of the disclosure on page 24 that you maintain distribution agreements with companies in Georgia and Louisiana. Please advise.

Selling Shareholders, page 30

13. We note your supplemental response to prior comment 32 regarding the fact that you sold a convertible note to PhoenixSurf.com in March 2006 and that you are seeking to register the resale of the underlying common shares. Please note that in general, securities sold privately while a pre-effective resale registration statement is on file must be registered for resale on a separate registration statement filed after completion of the private placement. Please either remove these shares from this registration statement, or discuss supplementally whether the registration statement is a general solicitation with respect to this private placement. This discussion should address any pre-existing relationship the company has with PhoenixSurf.com, how it was solicited to make the private placement and what disclosure materials PhoenixSurf.com received or considered with the private offering. We may have further comment.

Convertible Notes, page 34

14. Please revise to include a table which reconciles the convertible debt amounts to the total disclosed on page 18. This table can be similar to the one you supplementally provided us in your response to our prior comment 39.

Warrants and Stock Options, page 35

15. We note your response to our prior comment 34. However, the absence of an active trading market should not lead you to believe that the warrants have zero value. Rather, warrants are to be measured at fair value and the appropriate charge to operations should be recorded. Please reconsider your accounting for your warrants. Reference FAS 123 and EITF 96-18. In this regard, please update your disclosures as appropriate and ensure that you disclose the assumptions you used to value your warrants.

Consolidated Financial Statements for the period ended March 31, 2006
Consolidated Statement of Operations for the Three Months ended March 31, 2006, page 4

16. It is unclear to us why your Diluted EPS is $0.01 per share. It would appear that the amount should be $0.00 per share based upon the 15,097,998 weighted average shares. Please clarify or revise.

Note 14. Subsequent Event, page 22

17. Revise to include a discussion of the key terms of your Series C Preferred Stock.

Consolidated Financial Statements for the year ended December 31, 2005
General

18. Please revise to clarify how you are accounting for your minority interest. In this regard, it is unclear to us why you have included the amount within your equity balance instead of below total liabilities and why the amount is shown as a positive adjustment to, rather than a negative adjustment to your net income (loss) for the periods presented. Reference Rule 5-02-27 of Regulation S-X.

Consolidated Statement of Operations and Deficit, page F-4

19. We note your response to our prior comment 35. However, it does not appear that your disclosure was revised for the fiscal year ended December 31, 2005. In addition, we note that your proposed disclosure includes a presentation of "Anti-Diluted EPS". Such presentation is not appropriate. As previously mentioned, in situations where the inclusion of dilutive securities in the computation of diluted EPS would have an antidilutive effect on earnings per share, the diluted weighted average common shares outstanding on the face of your statement of operations should be the same number as the basic weighted average common shares outstanding. Further, the number of incremental shares issuable upon conversion of your convertible preferred stock or convertible debt and the exercise of stock options and warrants that were not included in the diluted earnings per share because their effect would be anti-dilutive should be disclosed in a footnote to the financial statements. Reference paragraphs 38 and 40c of SFAS 128. Please update your disclosures as appropriate.

Consolidated Statement of Cash Flows, page F-6

20. We note your response to our prior comment 36. However, it does not appear that the revisions were made to your filing for the year ended December 31, 2005.

21. The amount you have listed as your net loss does not agree with your Consolidated Statement of Operations and Deficit on page F-4. Please revise as appropriate.

Note 1. Summary of Significant Accounting Policies, Organization and Operation, page F-7

22. We note your response to our prior comment 37. However, you current disclosure does not clarify the break-out of your purchase price between ACT and QMS. Please revise as appropriate.

23. It is unclear how your total purchase price of $2,129,894 for ACT and QMS reconciles to the amounts you assigned to the assets and liabilities of the entities. Please revise to

clarify. In this regard, please include a more comprehensive and specific discussion of how you determined that negative goodwill resulted from the acquisitions. Reference paragraph 51 and Appendix C of FAS 141.

24. We note your reference to an independent certified appraiser. Either identify this expert or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

Note 13. Stock Option Plan, page F-20

25. We have reviewed your response to our prior comment 41 and have the following additional comments:
    - Please confirm to us that your options were granted at the fair value of your common stock. If the option exercise price was less than the fair value of your common stock, please tell us how you concluded that no compensation expense was required. Reference ABP 25.
    - Tell us if your options were granted to employees or non-employees. If options were given to non-employees, please tell us how you determined that no compensation expense was required. Reference EITF 96-18.
    - Tell us how you concluded that there would be no pro forma stock compensation expense related to your stock options for the year ended December 31, 2005. Reference FAS 123.
    - Given that it appears you have unvested stock options, tell us how you determined that compensation expense did not need to be recorded for the period ended March 31, 2006 in accordance with FAS 123R.

Combined Statements of Cash Flows, page F-28

26. We note your response to our prior comment 42. However, the amount disclosed on your cash flow of $841,088 still does not agree with your Combined Statements of Shareholders' Equity on page F-27 or in Note 6 on page F-32 which states that the amount is $859,547. Please advise or revise.

Legal Opinion

27. Please clarify the offering that exhibit 5.1 relates to. The first paragraph states that you acted as counsel to Alternative Construction Company, Inc. in connection with the preparation of a registration statement on Form SB-2 to be filed on or about August 31, 2004; however, Alternative Construction Company first filed this registration statement on September 8, 2005. Please file an updated opinion that refers to your current registration statement with the file number 333-128191.

Item 26. Recent Sales of Unregistered Securities

28. Please include the information required by Item 701 of Regulation S-B for *all* unregistered securities offerings in the past three years, not simply sales of common stock. In this regard, we note your discourse under Note 14 – Subsequent Events that you sold 188,679 shares of Series C Preferred stock to New Millennium Entrepreneurs on May 10, 2006 for $500,000.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Thomas G. Amon
       (212) 819-2427